UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2004

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from to

Commission File Number 1-05492

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nashua Corporation Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nashua Corporation

11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

Financial Statements and
supplemental schedule
Nashua Corporation Employees’ Savings Plan
Years ended December 31, 2004 and 2003

Nashua Corporation Employees’ Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees’ Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Manchester, New Hampshire

May 9, 2005

Nashua Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments	$81,191,119	$77,202,375
Receivables:
Employer’s contribution	15,200	18,912

Total receivables	15,200	18,912

Net assets available for benefits	$81,206,319	$77,221,287

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions
Interest and dividends	$2,144,132	$1,802,869
Net appreciation in fair value of investments	4,600,965	11,232,609

	6,745,097	13,035,478

Contributions:
Participants	2,665,825	2,803,692
Employer	890,307	952,826
Rollovers	441,060	185,926

	3,997,192	3,942,444

Total additions	10,742,289	16,977,922

Deductions
Benefits paid directly to participants	6,740,209	7,853,991
Administrative expenses	17,048	16,122

Total deductions	6,757,257	7,870,113

Net increase	3,985,032	9,107,809

Net assets available for benefits at beginning of year	77,221,287	68,113,478

Net assets available for benefits at end of year	$81,206,319	$77,221,287

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the plan, of Nashua Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Funding

Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

During 2003, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 to allow employees aged 50 and older to elect to make an additional $3,000 catch-up contribution during the 2004 plan year. Catch-up contributions, which are not eligible for Company matching contributions, will increase $1,000 each year until 2006 and will be adjusted annually thereafter for cost of living changes.

The Plan also provides that eligible employees may receive a profit sharing contribution, such amount, if any, determined by the management and approved by the Board of Directors. For both the years ended December 31, 2004 and 2003, there were no profit sharing contributions.

Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, plan earnings, and expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from one year to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are valued at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common/collective trust (Fidelity Managed Income Portfolio) is based upon quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investments in the Company stock fund are measured in units of participation and include shares of Company stock, short-term investments and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation)
	in Fair
	Value of Investments
	2004	2003

Nashua Corporation Common Stock Fund	$449,066	$(39,202)
Shares of mutual funds	4,151,899	11,271,811

	$4,600,965	$11,232,609

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2004	2003

Fidelity Managed Income Portfolio	$17,237,103	$16,807,691
Fidelity Magellan Fund	13,873,640	14,627,512
Fidelity Growth Company Fund	9,187,083	8,160,175
Fidelity Freedom 2010 Fund	7,333,398	7,602,426
Spartan U.S. Equity Index Fund	4,823,347	4,147,957
Fidelity Contrafund	4,728,763	—
Fidelity Equity-Income Fund	4,590,884	4,675,103

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment Securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan

EIN: 02-0170100 Plan Number: 010

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2004

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value
Fidelity Management Trust Company:
	*Fidelity Managed Income Portfolio, 17,237,103 shares	$17,237,103
	*Magellan Fund, 133,670 shares	13,873,640
	*Growth Company Fund, 163,850 shares	9,187,083
	*Freedom 2010 Fund, 538,429 shares	7,333,398
	*Spartan U.S. Equity Index Fund, 112,537 shares	4,823,347
	*Contrafund, 83,341 shares	4,728,763
	*Equity-Income Fund, 86,982 shares	4,590,884
	*Fidelity U.S. Bond Index Fund, 306,525 shares	3,414,690
	*Diversified International Fund, 105,610 shares	3,024,678
	Strong Advisor Common Stock Fund, 107,955 shares	2,445,180
	RHJ Micro Cap Fund, 113,133 shares	2,347,517
	*Freedom 2020 Fund, 73,961 shares	1,032,496
	*Capital and Income Fund, 81,562 shares	690,828
	MSI Emerging Markets Fund, 34,312 shares	648,848
	*Freedom 2030 Fund, 41,888 shares	589,783
	*Freedom Income Fund, 31,413 shares	354,024
	*Freedom 2040 Fund, 26,258 shares	217,150
	*Spartan International Index Fund, 4,963 shares	158,906
	*Freedom 2000 Fund, 8,402 shares	101,500
	*Fidelity Retirement Money Market Fund, 92 shares	92

		76,799,910

Common Stock Fund:
* Nashua Corporation	Nashua Corporation Common Stock, 147,867 shares	1,679,769
Interest Bearing Cash	Cash	124,978

		1,804,747

* Participant Loans	5.0% to 13.5%	2,586,462

		$81,191,119

* Indicates a party-in-interest to the Plan.

SIGNATURES

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 16, 2005	By	/s/ John L. Patenaude

John L. Patenaude
Vice President - Finance,
Chief Financial Officer
and Treasurer